

January 28, 2020

Jerre Stead
Executive Chairman and Chief Executive Officer
Clarivate Analytics PLC
Friars House, 160 Blackfriars Road
London SE1 8EZ
United Kingdom

  Re: Clarivate Analytics PLC
    Draft Registration Statement on Form F-1
    Submitted January 23, 2020
    CIK No. 0001764046

Dear Mr. Stead:

  This is to advise you that we do not intend to review your registration statement.

  We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Kathleen Krebs, Special Counsel, at (202) 551-3350 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Technology